1980 Post Oak Blvd. 8th Floor	713-625-8100
Houston, TX 77056	713-629-2330 fax
800-729-1900
PO Box 2029	stewart.com
Houston, TX 77252-2029	NYSE: STC

November 14, 2013

Mr. James Rosenberg

Senior Assistant Chief Accountant

Mail Stop 6010

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Stewart Information Services Corporation

Form 10-K for the Fiscal Year Ended December 31, 2012

filed March 6, 2013

File No: 001-02658

Dear Mr. Rosenberg:

We are providing the following information in response to your follow up comments in the letter dated October 31, 2013. We have repeated your comments with our response immediately following.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 11 Estimated title losses, page F-20

1.	Regarding your response to prior comment three please address the following:

•	Please reconcile for us the amounts in the first three bullets of the August 13, 2013 response to comment five to the amounts in your October 3, 2013 response.

•	Provide us proposed disclosure of the amount and nature of your direct operations’ incurred escrow losses for each year presented. Clarify whether and, if so, to what extent that payments, net of recoveries for the current year in the Note 11 table represent payments for current year escrow provision.

•	Provide us proposed disclosure to discuss the distinction between a “large title loss” and an “other than large title loss.”

•	Describe in your proposed disclosure what determines whether and to what extent your overall loss experience changes as compared to the prior year. In this regard, refer to your proposed disclosure “During 2012 our overall loss experience continued to improve relative to prior year periods.”

•	Describe in your proposed disclosure how you determine the loss provision rate you use. In this regard, refer to your proposed disclosure “which allowed us to lower the overall loss provision rate for the current year.”

Mr. James Rosenberg

November 14, 2013

•	Refer to the last bullet of your response. It is not clear from your response why discussing the changes in provisions for known claims reserves and IBNR separately is not relevant. It is apparent from amounts in the table in the fourth bullet of the August 13, 2013 response to comment five that the activity as well as the underlying assumptions/facts/circumstances related to known claims and IBNR are significantly different. For example, in 2012, previous policy years for known claims increased the provision by $107.8 million and IBNR decreased it by $68.2 million, and in 2011, known claims increased the provision by $100.8 million whereas IBNR decreased it by $52.9 million. We continue to believe the disclosure requested is relevant. Please provide us disclosure to be included herein or in MD&A, as applicable, in future periodic reports presenting amounts separately for known claim reserves and IBNR, by current year and previous policy years with explanation of significant fluctuations.

Response:

•	A reconciliation of amounts in the first three bullets of our August 13, 2013 response to comment five to the amounts in our October 3, 2013 response follows:

OCTOBER 3, 2013 RESPONSE:

Note 11: Estimated Title Losses

Activity in the estimated title loss reserves (including known and incurred but not reported claims) follows:

	2013		2012	2011
			($000 omitted)
Balances at January 1	Xxx,xxx		502,611	495,849
Provisions:
Current year	Xxx,xxx		100,406	94,115
Previous policy years	Xx,xxx		39,623	47,986

Total provisions	Xxx,xxx		140,029	142,101
Payments, net of recoveries:
Current year	(xx,xxx	)	(16,782)	(22,404)
Previous policy years	(xxx,xxx	)	(107,194)	(111,915)

Total payments, net of recoveries	(xxx,xxx	)	(123,976)	(134,319)
Effects of changes in foreign currency exchange rates	X,xxx		1,711	(1,020)

Balances at December 31	Xxx,xxx		520,375	502,611

Loss ratios as a percentage of title operating revenues:
Current year provisions	x.x	%	5.8%	6.3%
Total provisions	x.x	%	8.1%	9.4%

FIRST THREE BULLETS OF AUGUST 13, 2013 RESPONSE:

	2012	2011
	(in millions)
Current year	1.2	1.4
Previous policy years	24.3	32.8

Total large title losses, net of recoveries (Bullet One)	25.5	34.2
Less: “normal” provision for large loss	(12.0)	(12.0)
Add: STC entitites (escrow, etc.)	4.2	—
Add back: recoveries	0.5	2.4

Large loss provision above annual provisioning rate (Bullet Two)	18.2	24.6

Adverse loss development (for non-large claims) (Bullet Three)	14.9	15.0
Provisions for large title claims related to prior policy years	24.3	32.8
Payments on policy years > 20 years old	0.4	0.2

Provision for previous policy years	39.6	48.0

Mr. James Rosenberg

November 14, 2013

•	We propose to include the following disclosures in future filings:

In addition to title policy claims, we incur losses in our direct operations from escrow, closing and disbursement functions. These escrow losses typically relate to errors or other miscalculations of amounts to be paid at closing, including timing or amount of mortgage payoff, payment of property or other taxes and payment of homeowners’ association fees. Escrow losses incurred were $xx.x million, $4.2 million and $3.6 million for each of the years ended December 31, 2013, 2012 and 2011, respectively. Payments for escrow losses were $x.x million, $1.8 million and $3.9 million for each of the years ended December 31, 2013, 2012 and 2011, respectively. Escrow losses are typically paid less than 12 months after the loss is discovered and recovery on escrow losses have been immaterial for each of the three years ended December 31, 2013.

•	We currently disclose, in part, in our MD&A, the following regarding the distinction between large and other than large losses:

Large claims (those exceeding $1.0 million on a single claim), including large title losses due to independent agency defalcations, are analyzed and reserved for separately due to the higher dollar amount of loss, lower volume of claims reported and sporadic reporting of such claims.

We propose to include the above disclosure in our Notes to the consolidated financial statements in future filings.

•	We propose to clarify our disclosure as follows:

During 2012, our overall loss experience continued to improve relative to prior year periods and was generally in line with our actuarial expectations, which allowed us to lower the overall loss provision rate for the current year, effective with policies issued in the third quarter 2012. We consider our actual claims payment and incurred loss experience, including consideration of the frequency and severity of claims, compared to our actuarial estimates of claims payments and incurred losses in determining whether our overall loss experience has improved or worsened compared to prior period. We also consider the impact of economic or market factors on particular policy years to determine whether the results of those policy years are indicative of future expectations. In addition, we evaluate the frequency and severity of large losses in determining whether our experience has improved or worsened.

•	We propose to clarify our disclosure (the changes underlined in the previous bullet are repeated below) as follows:

During 2012, our overall loss experience continued to improve relative to prior year periods and was generally in line with our actuarial expectations, which allowed us to lower the overall loss provision rate for the current year, effective with policies issued in the third quarter 2012. We consider our actual claims payment and incurred loss experience, including consideration of the frequency and severity of claims, compared to our actuarial estimates of claims payments and incurred losses in determining whether our overall loss experience has improved or worsened compared to prior period. We also consider the impact of economic or market factors on particular policy years to determine whether the results of those policy years are indicative of future expectations. In addition, we evaluate the frequency and severity of large losses in determining whether our experience has improved or worsened. The loss provision rate is applied to current premium revenues resulting in the title loss expense for the period. This loss provision rate is set to provide for losses on current year premiums and is determined using moving average ratios of recent actual policy loss payment experience (net of recoveries) to premium revenues.

Mr. James Rosenberg

November 14, 2013

•	We propose to include the following disclosure in MD&A in our future filings:

	2013	2012	2011
		(in millions)
Provisions—Known Claims:
Current year	xx.x	19.0	24.4
Prior policy years	xxx.x	107.8	100.8

	xxx.x	126.8	125.2
Provisions—IBNR
Current year	xx.x	81.4	69.7
Prior policy years	xx.x	(68.2)	(52.8)

	xx.x	13.2	16.9
Total provisions	xxx.x	140.0	142.1

Provisions for known claims are expected to relate substantially to prior policy years as claims are not typically filed until several years after policies are issued. Provisions – IBNR are estimates of claims expected to be incurred over the next 20 years; therefore, it is not unusual or unexpected to experience adjustments to the provisions in both current and prior policy years as new loss development of policy years occurs. This loss development experience may result in changes to our estimate of total ultimate losses expected (IBNR). As claims become known, provisions are moved from IBNR to known claims. Adjustments relating to large losses may impact provisions for either known claims or IBNR.

Known claims provisions increased slightly for the year ended December 31, 2012 compared to 2011, primarily as a result of adjustments to existing claims filed on policies issued in previous years. Negative provisions – IBNR for the years ended December 31, 2012 and 2011 resulted from movement of IBNR provisions to known provisions in excess of adjustments to our expected ultimate loss on policies issued in prior years. This trend is indicative of lower incurred losses as the claims environment continues to improve. Current year provisions – IBNR are recorded on policies issued in the current year as a percentage of premiums recorded (provisioning rate). For the year ended December 31, 2012, current year provisions – IBNR increased $11.7 million over 2011 as a result of a $221.1 million increase in title revenues for the year ended December 31, 2012 compared to 2011. The increase in the current year provisions – IBNR was partially offset by the reduction in our provisioning rate which occurred at the beginning of the third quarter 2012.

In addition to the above responses, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosures in its filings, (ii) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review and comments. If you have any questions or further comments or would like additional information, please contact our Principal Accounting Officer, Brian Glaze, at (713) 625-8761, or me at (713) 625-8151.

Very truly yours,

/s/ J. Allen Berryman
J. Allen Berryman

Copies to:	SISCO Audit Committee
Matthew W. Morris, Chief Executive Officer
David Taylor, Locke Lord
Matthew Malinsky, KPMG